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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

UNUMPROVIDENT CORPORATION

(Name of Issuer)

Common Stock, par value $0.10 per shares

(Title of Class of Securities)

91529Y 10 6

(Cusip Number)

Chambliss, Bahner & Stophel, P.C., 1000 Tallan Building, Two Union Square
Chattanooga, Tennessee 37402-2500, (423) 756-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2003

(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

     NOTE: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91529Y 10 6			Page 1 of 9

1.	Name of Reporting Person: Hugh O. Maclellan, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,033,367

		8.	Shared Voting Power: 12,209,304

		9.	Sole Dispositive Power: 1,505,350

		10.	Shared Dispositive Power: 12,737,321

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 14,242,671

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 91529Y 10 6			Page 3 of 9

1.	Name of Reporting Person: Kathrina H. Maclellan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 927,294

		8.	Shared Voting Power: 1,064,475

		9.	Sole Dispositive Power: 927,294

		10.	Shared Dispositive Power: 10,347,579

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,274,873

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.8%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 91529Y 10 6			Page 4 of 9

1.	Name of Reporting Person: Robert H. Maclellan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 111,895

		8.	Shared Voting Power: 752,400

		9.	Sole Dispositive Power: 111,895

		10.	Shared Dispositive Power: 12,216,210

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,328,105

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.2%

14.	Type of Reporting Person (See Instructions): IN

     This Amendment No. 8 to the Schedules 13D dated March 27, 1997, filed by Hugh O. Maclellan, Jr., Kathrina H. Maclellan and Robert H. Maclellan, (collectively, the “Principals”) and certain other persons shown in such Schedule, is being filed as a result of certain changes in the beneficial ownership of UNUMProvident Corporation (“UNUMProvident”) common stock, held directly by the Reporting Persons or held by Trusts for which the Reporting Person holds beneficial ownership.

     Item 4. Purpose of the Transaction.

     ITEM 4 IS HEREBY AMENDED AND RESTATED TO READ ITS ENTIRETY AS FOLLOWS:

     This Amendment is being filed to reflect various sales, gifts and decreases in beneficial ownership of UNUMProvident common stock of the Reporting Persons that have occurred since the last filing as of September 30, 2002. Additional, there is a substantial decrease in the percentage of beneficial ownership of UNUMProvident common stock of the Reporting Persons due to the issuance by UNUMProvident Corporation in May, 2003 of 45,980,000 shares of common stock and 20,000,000 8.25% Adjustable Conversion-Rate Equity Security Units. Also, 6,897,000 additional shares of common stock and 3,000,000 equity security units were sold pursuant to the exercise of the underwriters’ overallotment option. Therefore, the percent of beneficial ownership of the Reporting Persons have dropped below 5%.

     Included in the beneficial ownership of each Reporting Person are UNUMProvident common stock held by The Maclellan Foundation, Inc. The Foundation has made and will continue to make dispositions of UNUMProvident common stock both by gifts to charitable entities and by sale of shares on the open market.

     Item 5. Interest in Securities of the Issuer.

     ITEM 5 IS HEREBY AMENDED AND RESTATED TO READ ITS ENTIRETY AS FOLLOWS:

     (a)  Reference is made to the cover page in respect of each Reporting Person.

     The aggregate amount of shares of common stock listed in Item 11 of the cover page as beneficially owned by Hugh O. Maclellan, Jr. does not include 62,143 shares of common stock voted solely by his spouse, Nancy B. Maclellan, of which beneficial interest is disclaimed.

     Each Reporting Person hereby disclaims any assertion or presumption that it and any other persons constitute a “group” as such term is used in Section 13(d) of the 1934 Act and the Rules and Regulations of the Commission thereunder. The filing of this Schedule 13D shall not be construed to be an admission that any Reporting Person is a member of a group, however, if any of the Reporting Persons are deemed to be members of a “group” with other Reporting Persons for purposes of Section 13(d), the Schedule 13Ds filed by each such Reporting Person should be read together as a group Schedule 13D filing.

     (b)  Reference is made to the cover page in respect of each Reporting Person.

     Certain of the Reporting Persons share the power to vote or to direct the vote or to dispose or direct the disposition of shares of common stock with persons other than Reporting Persons, as follows:

(1) Hugh O. Maclellan, Jr. shares such powers with the following persons who are not Reporting Persons: SunTrust Bank, Frank A. Brock, G. Richard Hostetter, A. S. MacMillan, Ronald W. Blue, Lawrence B. Austin, III, Richard D. Crotteau, T. Cartter Frierson, Henry A. Henegar, Hugh D. Huffaker, Jr., Ralph S. Paden, Gerry U. Stephens, John C. Stophel and U. S. Trust Company of Florida.

(2) Kathrina H. Maclellan shares such powers with the following persons who are not Reporting Persons: Frank A. Brock, G. Richard Hostetter, A. S. MacMillan, Ronald W. Blue, U. S. Trust Company of Florida and J. Nelson Irvine.

(3) Robert H. Maclellan shares such power with the following persons who are not Reporting Persons, SunTrust Bank, Frank A. Brock, G. Richard Hostetter, A. S. MacMillan, Ronald W. Blue Lawrence B. Austin, III, Richard D. Crotteau, T. Cartter Frierson, Hugh D. Huffaker, Jr., Ralph S. Paden and Gerry U. Stephens, U. S. Trust Company of Florida and J. Nelson Irvine.

     Information required by Item 2 is provided below with respect to those persons who share with the Reporting Persons the power to vote or to direct the vote or to dispose or direct the disposition of shares of common stock.

SunTrust Bank. SunTrust Bank is a national banking association located in the SunTrust Bank Building, 736 Market Street, Chattanooga, Tennessee 37402. SunTrust Bank is a wholly owned subsidiary of SunTrust Banks, Inc., a bank holding company headquartered in Atlanta, Georgia.

Frank A. Brock. Frank A. Brock is the retired president of Covenant College and continues to serve as president of the Covenant College Foundation. His address is 108 W. Watkins Street, Lookout Mountain, Tennessee 37350.

G. Richard Hostetter. G. Richard Hostetter is part owner of Century Capital Market. His business address is P. O. Box 236, Winter Park, Florida 32789.

A. S. MacMillan. A. S. MacMillan is president of Team Resources. His business address is 2100 River Edge Parkway, Suite 800, Atlanta, Georgia 30328.

Ronald W. Blue. Ronald W. Blue is an investment manager of Ronald Blue & Company. This business address is Suite 600, 1100 Johnson Ferry Road, N.E., Atlanta, Georgia 30342.

Lawrence B. Austin, III. Lawrence B. Austin is a real estate builder and developer. His business address is Austin Building Corporation, 243 Signal Mountain Road, Chattanooga, Tennessee 37405.

Richard D. Crotteau. Richard D. Crotteau is an attorney. His business address is Miller & Martin, 10th Floor, Volunteer Building, Chattanooga, Tennessee 37402.

T. Cartter Frierson. T. Cartter Frierson is a management consultant. His business address is TCF Consulting Group, LLC., 4939 Scenic Highway, Rising Fawn, Georgia 30738.

Henry A. Henegar. Henry A. Henegar is executive director of the Chattanooga Bible Institute. His business address is Chattanooga Bible Institute, 1001 McCallie Avenue, Chattanooga, Tennessee 37403.

Hugh D. Huffaker, Jr. Hugh D. Huffaker, Jr. is a realtor. His business address is Crye-Leike Realtors, 1201 Market Street, Chattanooga, Tennessee 37402.

Ralph S. Paden. Ralph S. Paden is retired. His residence address is 222 West Brow Oval, Lookout Mountain, Tennessee 37350.

Gerry U. Stephens. Gerry U. Stephens is retired. His residence address is 1516 Lyndhurst Drive, Chattanooga, Tennessee 37405.

John C. Stophel. John C. Stophel is an attorney. His business address is Chambliss, Bahner & Stophel, P.C., 1000 Tallan Building, Two Union Square, Chattanooga, Tennessee 37402.

J. Nelson Irvine is an attorney. His business address is Chambliss, Bahner & Stophel, P.C., 1000 Tallan Building, Two Union Square, Chattanooga, Tennessee 37402.

     During the last five years, none of the above persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the above persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any of the above persons being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     Each of the above persons who is a natural person is a citizen of the United States of America.

     c) None of the Reporting Persons nor, to their knowledge, any of the persons named above in Items 5(a) and (b), effected any transactions in the common stock during the past 60 days.

     (d)  Not applicable

     (e)  Not applicable

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Hugh O. Maclellan, Jr. holds a revocable proxy to vote the shares of UNUMProvident Corporation common stock held by The Maclellan Foundation, Inc. Accordingly, shares owned by The Maclellan Foundation, Inc. have been included among those for which Hugh O. Maclellan, Jr. has voting power, but have not been included as shares for which Kathrina H. Maclellan and Robert H. Maclellan have voting power.

S I G N A T U R E

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2003

/s/ Barton C. Burns Barton C. Burns, authorized representative of the persons filing the foregoing statement.

POWER OF ATTORNEY

(For executing Forms 3, 4 and 5 under Rule 16 and Schedule 13(d))

     KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Barton C. Burns and John C. Stophel, or either of them, as his/her true and lawful attorney-in-fact and agent to:

a. Execute for and on behalf of the undersigned such Forms 3, 4 and 5 (“Forms”) as may be required from time to time by Section 16 of the Securities Exchange Act of 1934 and the applicable rules thereunder (“Act”); and such other forms as may be required to be filed with the Securities and Exchange Commission with respect to stock of UNUMProvident Corporation; and

b. Do and perform each and every act and thing for and on behalf of the undersigned which may be necessary or desirable to complete the execution and timely filing of such Forms as undersigned may be required to file with the Securities and Exchange Commission and any other authority.

     The undersigned grants said attorney-in-fact and agent full power and authority to act and perform on behalf of the undersigned all and every act and thing whatsoever required to be done in the exercise of the rights and powers granted herein, as fully to all intents and purposes as said attorney-in-fact and agent might or could do in person, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof. The undersigned hereby acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Act.

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney this 2nd day of March, 2000.

/s/ Hugh O. Maclellan, Jr. Hugh O. Maclellan, Jr.

POWER OF ATTORNEY

(For executing Forms 3, 4 and 5 under Rule 16 and Schedule 13(d))

      KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Barton C. Burns and J. Nelson Irvine, or either of them, as his/her true and lawful attorney-in-fact and agent to:

a. Execute for and on behalf of the undersigned such Forms 3, 4 and 5 (“Forms”) as may be required from time to time by Section 16 of the Securities and Exchange Act of 1934 and the applicable rules thereunder (“Act”); and such other forms as may be required to be filed with the Securities and Exchange Commission with respect to stock of UNUMProvident Corporation; and

b. Do and perform each and every act and thing for and on behalf of the undersigned which may be necessary or desirable to complete the execution and timely filing of such Forms as undersigned may be required to file with the Securities and Exchange Commission and any other authority.

      The undersigned grants said attorneys-in-fact and agents full power and authority to act and perform on behalf of the undersigned all and every act and thing whatsoever required to be done in the exercise of the rights and powers granted herein, as fully to all intents and purposes as either or both of said attorneys-in-fact and agents might or could do in person, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

      The undersigned hereby acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Act.

      IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney this 25th day of Feb., 2000.

/s/ KATHRINA H. MACLELLAN

Kathrina H. Maclellan

POWER OF ATTORNEY

(For executing Forms 3, 4, and 5 under Rule 16 and Schedule 13(d))

      KNOW ALL BY THESE PRESENTS, that the undersigned hereby constitutes and appoints each of Barton C. Burns and J. Nelson Irvine, or either of them, as his/her true and lawful attorney-in-fact and agent to:

a. Execute for and on behalf of the undersigned such Forms 3, 4, and 5 (“Forms”) as may be required from time to time by Section 16 of the Securities Exchange Act of 1934 and the applicable rules thereunder (“Act”); and such other forms as may be required to be filed with the Securities and Exchange Commission with respect to stock of UNUMProvident Corporation; and

b. Do and perform each and every act and thing for and on behalf of the undersigned which may be necessary or desirable to complete the execution and timely filing of such Forms as undersigned may be required to file with the Securities and Exchange Commission and any other authority.

      The undersigned grants said attorneys-in-fact and agents full power and authority to act and perform on behalf of the undersigned all and every act and thing whatsoever required to be done in the exercise of the rights and powers granted herein, as fully to all intents and purposes as either or both of said attorneys-in-fact and agents might or could do in person, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned hereby acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Act.

      IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney this 28 day of February, 2000.

/s/ ROBERT H. MACLELLAN

Robert H. Maclellan